VIA EDGAR AND FAX

March 29, 2012

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Host Hotels & Resorts, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 22, 2012

File No. 001-14625

Host Hotels & Resorts, L.P.

Form 10-K for the Year Ended December 31, 2011

Files February 22, 2012

File No. 333-55807

Dear Mr. Woody:

On behalf of Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L. P., we are submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K referenced above as set forth in the letter dated March 20, 2012. For your convenience, we have set forth the Staff’s original comments immediately preceding our response.

Securities and Exchange Commission

March 29, 2012

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of 2011 Operating Results, page 46

1.	Please provide us with more information regarding the properties you have classified as comparable hotels. In your response, explain to us what you consider to be a large scale capital improvement, clarify for us when these properties are removed from the comparable hotels and when they are subsequently reclassified as comparable hotels. Given the major capital projects that were on-going at the Sheraton New York Hotel & Towers and the Philadelphia Marriott Downtown, explain to us why you have continued to classify these properties as comparable hotels.

We define our comparable hotels as properties that are owned or leased by us and the operations of which are included in our consolidated results for the entirety of the reporting periods being compared and that have not sustained substantial property damage or business interruption (such as the events surrounding Hurricane Katrina that substantially damaged our New Orleans Marriott), or undergone large-scale capital projects during the reporting periods being compared. To facilitate a year-to-year comparison of our operations, we do not consider an acquired hotel as a “comparable hotel” until the operating results for that hotel have been included in our consolidated results for one full calendar year. Therefore, the operating results for our comparable hotels are included in our consolidated results for the entirety of the reporting periods being compared. For example, we acquired the Westin Chicago River North in August of 2010. The hotel was not included in our comparable hotels until January 1, 2012, at which point the operations of the hotel had been included in our consolidated results for the entirety of the 2011 calendar year. Hotels that we sell are excluded from the comparable hotel set once the transaction has closed. Similarly, hotels are excluded from our comparable hotel set from the date that they sustain substantial property damage or business interruption or commence a large-scale capital project, as applicable. In each case, these hotels are returned to the comparable hotel set when the operations of such excluded hotels have been included in our consolidated results for one full calendar year after completion of the repair of the property damage or cessation of the business interruption, or the completion of large-scale capital projects, as applicable.

The hotel business is capital-intensive and renovations are a regular part of the business, particularly with a consolidated portfolio of 121 hotels. Generally, hotels under renovation remain comparable hotels. A large-scale capital project, however, is an extensive renovation of several core aspects of a hotel, including rooms, meeting space, lobby, restaurants, bars and other public spaces (such as spa, pool, golf course, fitness center, etc.). Hotels undergoing a large-scale capital project are excluded from the definition of comparable hotels described above. Both quantitative and qualitative factors are taken into consideration in making this determination, including unusual or exceptional circumstances such as,

Securities and Exchange Commission

March 29, 2012

reductions in room counts, substantial upgrades to the property, rebranding, a significant alteration of the business operations, as well as closing a hotel for renovation. We consider renovations that do not rise to the level of a “large-scale capital project” a regular part of our business and such properties remain in our set of comparable hotels while undergoing work. Other than our 2010 and 2011 acquisitions, only four of our 121 hotel properties were excluded from our comparable hotels as of December 31, 2011 as they underwent large-scale capital projects. These hotels are the Atlanta Marriott Perimeter Center, the Chicago Marriott O’Hare, the Sheraton Indianapolis at Keystone Crossing, and the San Diego Marriott Marquis & Marina. Our rationale for removing these hotels from our comparable hotels is explained in our response to Comment No. 3.

With respect to the Sheraton New York Hotel & Towers and Philadelphia Marriott Downtown, we determined that the renovation work did not rise to the level of a large-scale capital project. The renovation of the Sheraton New York Hotel & Towers is primarily focused on the 1,777 rooms, as well as major mechanical upgrades to the heating and cooling system. No renovations of the meeting space, restaurants, bars or other core aspects of the property were done. In order to minimize the disruption, we split the renovations into two stages, the first from December 2010 to May 2011 and the second from December 2011 to May 2012. With respect to the Philadelphia Marriott Downtown, we renovated the rooms from November of 2010 to September of 2011 and renovated the meeting space from January of 2011 through March of 2011. No renovations of the restaurants, bars or other core aspects of the property were done. This was a “typical” rooms and meeting space renovation for a hotel with 1,408 rooms. While the renovations were disruptive, we did not believe that the nature of the work was sufficient to exclude the hotel from our comparable hotels.

When appropriate, we discuss in our MD&A the impact on our results of operations of events affecting our comparable hotels, such as renovation projects, where, in our judgment, such disclosure is helpful in understanding our results of operations. For example, for each of the Sheraton New York Hotel & Towers and the Philadelphia Marriott Downtown, the market in which the hotels are located performed well (based on data supplied by Smith Travel, an independent company that compiles data for the lodging industry as a whole and individual markets), but our hotels underperformed in their respective market due to the renovations. For example, RevPAR growth for the Sheraton New York Hotel & Towers was 2.9% for 2011, compared to 6.6% for the upper upscale market in New York City. Had we excluded the hotel from our comparable hotels, it would have resulted in a 20 basis point improvement in our comparable hotel RevPAR for 2011. The Philadelphia market was also very strong in 2011, so we did highlight that the Philadelphia Marriott Downtown renovation was affecting our comparable hotel results. The hotel experienced a RevPAR decline of 3.6% for 2011, while the Philadelphia upper upscale market had RevPAR growth of 9.2% for 2011. Removing the hotel from our comparable hotels would have resulted in a 20 basis point improvement in our comparable hotel RevPAR for 2011. We referred to our renovations in New York and Philadelphia as “major” capital projects and in future filings, we will distinguish more clearly between large-scale capital projects and our use of the term “major” capital projects.

Securities and Exchange Commission

March 29, 2012

Hotel Sales Overview, page 52

2.	Please explain to us whether you considered the renovation of the Miami Biscayne Bay Marriott to be a large scale capital improvement. In your response tell us whether the property was considered to be a comparable hotel prior to the completion of the renovation, tell us the date that renovations were completed, and explain to us the impact that the ongoing renovation had on operations prior to completion.

We renovated the lobby, bar, restaurant and fitness center of this hotel from June of 2010 to December of 2010. The hotel was included in our comparable hotels prior to the renovation and remained in the comparable hotel set throughout the renovation. We spent approximately $9 million on the renovations and did not consider the renovation of the hotel to be a large-scale capital project. This was a typical renovation of public spaces and no renovations of the rooms or meeting space were done. RevPAR growth by quarter in 2010 for the property was as follows:

First Quarter	16%
Second Quarter	14.5%
Third Quarter	5.9%
Fourth Quarter	(4.0)%
Full Year	8.4%

For 2010, our comparable hotels had RevPAR growth of 5.8%. Due to the size of our portfolio (approximately 65,000 rooms), relative to the 600-room Miami Biscayne Bay Marriott (less than 1% of our rooms), there would be no change to our comparable hotel RevPAR growth for 2010 if we had excluded the hotel from our comparable hotel set.

Comparable Hotel Operating Statistics, page 80

3.	We note that you have classified 104 of your 121 hotels as comparable hotels as of December 31, 2011. Please clarify for us which of your 17 hotels were considered to be non-comparable as of year-end. In your response, tell us on a property by property basis why each hotel was not considered to be comparable. Additionally, explain to us any changes in hotels considered to be comparable from the December 31, 2010 to December 31, 2011.

Of the 17 hotels that we excluded from our comparable hotels at December 31, 2011, 13 of the hotels were acquired in 2010 and 2011 as detailed below:

•	Hilton Melbourne South Wharf (acquired in 2011)

•	New York Helmsley Hotel (acquired in 2011)

•	Manchester Grand Hyatt San Diego (acquired in 2011)

•	A portfolio of seven hotels in New Zealand (acquired in 2011)

•	JW Marriott, Rio de Janeiro (acquired in 2010)

•	W New York – Union Square (acquired in 2010)

•	Westin Chicago River North (acquired in 2010)

Securities and Exchange Commission

March 29, 2012

As noted in our response to Comment No. 1, when we acquire a hotel, we do not include such hotel in our comparable hotels until the operations of such hotel are included in our consolidated results of operations for one full calendar year. The three 2010 acquisitions have been included in our comparable hotel set as of January 1, 2012, as we have owned each hotel for the requisite full calendar year. When we report our first quarter 2012 comparable hotel results, we will have owned the hotels for the first quarter in both 2011 and 2012, and our financial statements and comparable hotel set will reflect a full quarter of results.

The 2011 acquisitions, other than the New York Helmsley Hotel and the Novotel and ibis hotels in Christchurch, New Zealand, will be included in our comparable hotels starting on January 1, 2013, as we will have owned each hotel for all of 2012. The New York Helmsley, which was acquired in the first quarter of 2011, is undergoing a large-scale capital project where virtually every facet of the hotel will be renovated in order to rebrand the hotel into the Westin Grand Central Station. This project is expected to be completed by the end of 2012. Accordingly, we will let the rebranding “season” for the 2013 calendar year and the property will be included as a comparable hotel in 2014. We expect the rebranding of the hotel will result in a substantial improvement in revenues and cash flow, but the operating results would not be “comparable” until the rebranding has seasoned for the full calendar year. The two Christchurch properties were closed due to damage from an earthquake in February of 2011, shortly after we acquired the hotels. The status of when these properties will re-open is not clear, accordingly, these properties will continue to be excluded from our comparable hotels.

As noted in Comment No. 1, the four hotels listed below were also excluded from our comparable hotels in 2011:

•	Atlanta Marriott Perimeter Center

•	Chicago Marriott O’Hare

•	Sheraton Indianapolis at Keystone Crossing

•	San Diego Marriott Marquis & Marina

The rationale for each hotel is as follows:

Hotel	Rationale
Atlanta Marriott Perimeter Center	As part of the renovation of the guest rooms, lobby, bar and restaurant at this hotel, we also demolished one tower of the building, reducing the number of rooms from 400 to 341. The renovation started in the third quarter of 2011, at which time the hotel was removed from the comparable hotel set. Increasing or reducing a hotel’s room count, other than very minor changes, essentially requires us to remove hotels from our comparable hotel set because of how it can impact our revenue per available

Securities and Exchange Commission

March 29, 2012

room (“RevPAR”) statistics. For example, this hotel’s room count and available rooms were reduced by approximately 15%. In 2010, this hotel had an annual aggregate of 146,000 available room nights. Post-renovation, this hotel will have 124,465 annual aggregate room nights available. For example, assuming the hotel had the same number of rooms sold (70% occupancy or 102,200 rooms sold) in 2010 and no increase in average rate, occupancy would increase from 70% to 82.1% (102,200 divided by 124,465) in 2011, which would increase the hotel’s RevPAR significantly, even with no change in rooms sold. Accordingly, we concluded that the hotel should be excluded from our comparable hotels until the renovations and room reduction have “seasoned” for one full calendar year and results would then be truly comparable. In this case, the renovation will be completed in the first quarter of 2012 and the hotel will be considered a comparable hotel in 2014.

Chicago Marriott O’Hare	The renovation of virtually every facet of the hotel started in the third quarter of 2011, at which time the hotel was removed from the comparable hotel set. We anticipate that the renovation will be completed in the first quarter of 2012. As part of the renovation, we shut down 211 rooms, representing a reduction of over 77,000 annual aggregate room nights, a decrease of 31%. We expect the property will be included in our comparable hotel set in 2014, once the smaller, renovated hotel has seasoned for one full calendar year.

Sheraton Indianapolis at Keystone Crossing	As part of the renovation of the guest rooms, lobby, bar and meeting space, we converted one tower of the 560-room hotel into 129 apartments, which resulted in a reduction of 165 hotel rooms. The annual aggregate hotel rooms available were reduced by 60,225 rooms, or over 29%. The renovation started in the first quarter of 2011, at which time the property was removed from our comparable hotel set, and we anticipate the renovation will be completed by the end of 2012. The property will be included in our comparable hotel set in 2014, once the smaller hotel has seasoned for one full calendar year.

San Diego Marriott Marquis & Marina	The substantial renovation of virtually every facet of this hotel started in the third quarter of 2010. We shut this hotel down for roughly a month in late 2010 and early 2011 in order to more efficiently execute a portion of the renovation plan. With the hotel shut down for that period, rooms available were no longer comparable and operating statistics would be distorted for the

Securities and Exchange Commission

March 29, 2012

hotel, similar to the reduction of rooms available in the three previous hotels detailed above. Accordingly, this hotel has been excluded from our comparable hotels in 2010 and 2011. Portions of the renovation have been completed, while other facets of this multi-year renovation are still in progress. We are in the process of obtaining approval from the San Diego Port Authority and California Coastal Commission to demolish the existing ballroom and exhibit space and construct a substantially larger ballroom and meeting space. Assuming we receive the appropriate approvals, the hotel will be included in our comparable hotel set once the new ballroom and exhibit space has seasoned for one full calendar year.

Our comparable hotels for December 31, 2010 included the following properties that were excluded from our comparable hotels as of December 31, 2011 due to the large-scale capital projects described above:

•	Atlanta Marriott Perimeter Center

•	Chicago Marriott O’Hare

•	Sheraton Indianapolis at Keystone Crossing

Each of these capital projects was started subsequent to December 31, 2010. In addition, we sold the South Bend Marriott in 2011. Accordingly, the hotel was not included in our comparable hotel set as of December 31, 2011.

The registrants hereby acknowledge that:

•	The registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any further action with respect to the filing; and

•	The registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (240) 744-5410, or Brian Macnamara at (240) 744-5423.

Securities and Exchange Commission

March 29, 2012

Sincerely,

/s/ Larry K. Harvey
Larry K. Harvey
Executive Vice President and
Chief Financial Officer

cc:	Elizabeth A. Abdoo

Brian G. Macnamara

Host Hotels & Resorts, Inc.

Scott Herlihy

Latham & Watkins, LLP

Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission